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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hollencrest Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAY 23 2005 WASH. D.C. 155

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle, Suite 500
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Pellizzon, Member (949) 737-7700 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

695 Town Center Drive Suite 1200 (Address) Costa Mesa (City) California (State) 92626 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

<u>OATH OR AFFIRMATION</u>

I, Peter J. Pellizzon, Chief Operating Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hollencrest Securities Corp. (the "Company") as of December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Member Managing Director

Title


AMY E. ELLIS
Commission # 1458622
Notary Public - California
Orange County
My Comm. Expires Dec 25, 2007

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
(x)	(o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Members of Hollencrest Securities, LLC

We have audited the following financial statements of Hollencrest Securities, LLC (the "Company") as of and for the year ended December 31, 2004, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hollencrest Securities, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 24, 2005

HOLLENCREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 570,937
RECEIVABLE FROM CLEARING BROKER	206,449
RECEIVABLE FROM CUSTOMERS	65,758
SECURITIES OWNED:	
Marketable—at market value	30,600
Not readily marketable—at estimated fair value	20,100
Total securities owned	50,700
EQUIPMENT, SOFTWARE, FURNITURE AND FIXTURES—At cost, net of accumulated depreciation and amortization of $388,471	153,201
BROKER DEPOSIT	100,000
DEPOSITS AND OTHER ASSETS	113,816
TOTAL	$1,260,861

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES	$ 118,826
ACCRUED PROFIT SHARING	120,000
DEFERRED INCOME	100,000
CAPITAL LEASES PAYABLE	36,608
Total liabilities	375,434
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)	
MEMBERS' EQUITY	885,427
TOTAL	$1,260,861

See accompanying notes to financial statements.

1. ORGANIZATION

The accompanying financial statements include the accounts of Hollencrest Securities, LLC (the "Company"). The Company is a California limited liability company ("LLC") with four managing members with 25% ownership interest each. The allocation of net profit (loss) of the Company is determined by the managers in accordance with terms set forth in the operating agreement. The Company operates as a registered broker/dealer and clears all securities transactions for the accounts of the Company and its customers utilizing another broker/dealer on a fully disclosed basis. The Company provides investment and financial services to a variety of institutional and corporate clients. The types of investment transactions include various securities, future contracts on intangibles and mutual fund shares of investment company securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions—Securities transactions and the related revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording commission income on the settlement date rather than on the trade date is not significant.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Owned—Marketable securities owned primarily comprise equity securities and are valued at current market prices, which consist of last sales price on day of valuation. The fair value of securities not traded on an exchange has been reflected at market bid prices. The amounts realized from future transactions may differ materially from the market bid prices reflected in the statement of financial condition. Securities not readily marketable consist of common stock and warrants of private companies that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions or conditions applicable to the securities. Securities not readily marketable are valued at fair value by management based on their knowledge of the market and the security. Because of the inherent uncertainty of the valuations, those estimated fair values may differ from values that would have been used had a ready market for the securities existed, and the difference could be material. Unrealized and realized gains and losses on security transactions are recorded in the accompanying statement of income as net realized and unrealized gain on securities activities.

Equipment, Software, Furniture and Fixtures—Equipment, software, furniture and fixtures are recorded at cost and depreciated over the shorter of their estimated useful lives or the lease contract period using the straight-line method. Estimated useful lives range from three to seven years.

Deposits and Other Assets—Deposits and other assets consist of $71,489 of deposits and prepaid expenses and $42,327 of receivables due from other broker/dealers and mutual fund companies for fees earned by the Company, which are considered nonallowable assets for the purpose of the net capital calculation.

Long-Lived Assets—As required by Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment of Long-Lived Assets*, the Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. No impairment loss was recorded for the year ended December 31, 2004.

Member Distributions—Payments made to members are recorded when paid as distributions of members' equity in accordance with the provisions of the LLC agreement. As such, members who provide services to the Company are not remunerated for their services and no expense for these services has been recorded in the accompanying statement of income.

Finance and Management Fees—Revenues earned from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company. At December 31, 2004, the Company had $205,078 in finance and management fee receivables outstanding, of which $139,320 and $65,758 are recorded in receivable from clearing broker and customers, respectively, in the accompanying statement of financial condition.

Syndicate Income—The Company participates in syndicates, and such related income is recognized and recorded upon settlement.

Compensation and Benefits—Such amount is recorded in accounts payable, accrued expenses and other liabilities in the accompanying statement of financial condition and in the accompanying statement of cash flows.

Deferred Income—Deferred income relates to $120,000 that the Company received in September 2004 from an investment banking firm for services the Company will provide to the investment banking firm through October 2005. The Company is amortizing the deferred income over 12 months. $120,000 of income was amortized during the year ended December 31, 2004 from fees received in 2004 and 2003, and is included in consulting and other revenue in the accompanying statement of income.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Tax Provision—No provision for federal or state income taxes is included in the accompanying financial statements, since the Company is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns. The Company is subject to a state franchise tax for LLCs, as well as a limited liability fee based on total annual income, which has been recorded in the accompanying financial statements.

3. EQUIPMENT, SOFTWARE, FURNITURE AND FIXTURES

Equipment, software, furniture and fixtures consisted of the following as of December 31, 2004:

Office equipment	$ 41,514
Computer equipment and purchased software	277,551
Internally developed software	19,558
Furniture and fixtures	203,049
	541,672
Less accumulated depreciation	(388,471)
Total	$ 153,201

4. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Litigation—In the normal course of business, the Company is involved in litigation. Management does not expect the ultimate outcome of any pending litigation to have a material effect on the Company's financial position or results of its operations.

Leases—The Company leases its offices and certain equipment under noncancelable capital and operating leases. The Company has the following operating lease commitments:

Year Ending December 31	
2005	$ 252,434
2006	257,367
2007	252,485
Total	$ 762,286

Total rental expense for the year ended December 31, 2004 was $256,630.

Leased property under capital leases consisted of the following as of December 31, 2004:

Office equipment	$ 11,313
Computer equipment	49,671
Furniture and fixtures	101,378
Total property under capital leases	162,362
Accumulated amortization	(89,686)
Total	$ 72,676

The future minimum lease payments under capital leases, including the present value of the net minimum lease payments, consisted of the following as of December 31, 2004:

Year Ending December 31	
2005	$33,792
2006	2,816
Present value of net minimum lease payments	$36,608

The amount necessary to reduce minimum lease payments to their present value is calculated using the interest rate implicit in the lease at the inception of the lease.

5. PROFIT-SHARING AND PENSION PLAN

The Company has a profit-sharing 401(k) savings plan (the "Plan"), which covers substantially all employees. The Company has received qualified status for the Plan from the Internal Revenue Service. During the year ended December 31, 2004, the Company recorded an expense of $120,000 as a contribution to the Plan, and $120,000 was payable as of December 31, 2004.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, under the most restrictive requirement, the Company had net capital of $527,017, which was $427,017 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 24, 2005

Hollencrest Securities, LLC
100 Bayview Circle, Suite 500
Newport Beach, California 92660-8903

Dear Sirs:

In planning and performing our audit of the financial statements of Hollencrest Securities, LLC (the "Company") for the year ended December 31, 2004 on which we issued our report dated February 24, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices or procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP